Exhibit 99.1

BRITISH AMERICAN TOBACCO p.l.c.
NOTIFICATION IN ACCORDANCE WITH LISTING RULE 9.6.14R(2)

Notification is made in accordance with Listing Rule 9.6.14R(2) that Darrell Thomas, a Non-Executive Director of British American Tobacco p.l.c., has been appointed as an independent director to the Board of Directors of Dorman Products Inc., a company listed on the Nasdaq Stock Exchange, with effect from 30 October 2021.

O J Martin
Assistant Secretary

2 November 2021

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Mike Nightingale/Victoria Buxton/William Houston/John Harney
+44 (0) 20 7845 1180/2012/1138/1263